FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2015

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2015 (U.S. GAAP)

Date:	October 28, 2015
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2014		2015
	(Millions of yen, except per share data)
		% Change from September 30, 2013		% Change from September 30, 2014
Total revenue	912,974	(2.2%)	926,355	1.5%
Net revenue	744,671	(5.5%)	760,636	2.1%
Income before income taxes	125,679	(32.5%)	125,889	0.2%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	72,732	(30.1%)	115,301	58.5%
Comprehensive income	128,009	(4.6%)	94,296	(26.3%)
Basic-Net income attributable to NHI shareholders per share (Yen)	19.87		32.06
Diluted-Net income attributable to NHI shareholders per share (Yen)	19.34		31.26
Return on shareholders’ equity-annualized	5.7%		8.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position
	At March 31	At September 30
	2015	2015
	(Millions of yen, except per share data)
Total assets	41,783,236	43,960,331
Total equity	2,744,946	2,794,936
Total NHI shareholders’ equity	2,707,774	2,761,660
Total NHI shareholders’ equity as a percentage of total assets	6.5%	6.3%
Total NHI shareholders’ equity per share (Yen)	752.40	767.73

2. Cash Dividends

	For the year ended March 31
	2015	2016	2016 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	6.00	10.00	—
At December 31	—	—	—
At March 31	13.00	—	Unconfirmed
For the year	19.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2016. Fiscal year 2016 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2016”.

3. Earnings Forecasts for the year ending March 31, 2016

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2015	2015
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	223,697,388	225,383,396

	For the six months ended September 30
	2014	2015
Average number of shares outstanding (year-to-date)	3,660,114,608	3,596,599,957

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended September 30, 2015, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	744.7	760.6	2.1
Non-interest expenses	619.0	634.7	2.5

Income (loss) before income taxes	125.7	125.9	0.2
Income tax expense	51.3	8.0	(84.4)

Net income (loss)	74.4	117.9	58.5

Less: Net income (loss) attributable to noncontrolling interests	1.7	2.6	56.8

Net income (loss) attributable to NHI shareholders	72.7	115.3	58.5

Return on shareholders’ equity-annualized	5.7%	8.4%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 760.6 billion yen for the six months ended September 30, 2015, an increase of 2.1% from the same period in the prior year. Non-interest expenses increased by 2.5% from the same period in the prior year to 634.7 billion yen. Income before income taxes was 125.9 billion yen and net income attributable to NHI shareholders was 115.3 billion yen for the six months ended September 30, 2015.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	738.6	762.5	3.2
Non-interest expenses	619.0	634.7	2.5

Income (loss) before income taxes	119.6	127.8	6.9

        In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2015 was 762.5 billion yen, an increase of 3.2% from the same period in the prior year. Non-interest expenses increased by 2.5% from the same period in the prior year to 634.7 billion yen. Income before income taxes was 127.8 billion yen for the six months ended September 30, 2015. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	224.8	246.3	9.6
Non-interest expenses	154.3	158.7	2.8

Income (loss) before income taxes	70.5	87.6	24.4

Net revenue increased by 9.6% from the same period in the prior year to 246.3 billion yen, primarily due to increases in commissions from brokerage and fees from investment banking. Non-interest expense increased by 2.8% to 158.7 billion yen. As a result, income before income taxes increased by 24.4% to 87.6 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	45.0	49.8	10.5
Non-interest expenses	28.9	29.6	2.3

Income (loss) before income taxes	16.1	20.2	25.3

        Net revenue increased by 10.5% from the same period in the prior year to 49.8 billion yen. Non-interest expense increased by 2.3% to 29.6 billion yen. As a result, income before income taxes increased by 25.3% to 20.2 billion yen. Assets under management were 40.0 trillion yen as of September 30, 2015.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	379.5	398.1	4.9
Non-interest expenses	351.5	369.8	5.2

Income (loss) before income taxes	27.9	28.3	1.3

Net revenue increased by 4.9% from the same period in the prior year to 398.1 billion yen. Non-interest expense increased by 5.2% to 369.8 billion yen. As a result, income before income taxes increased by 1.3% from the same period in the prior year to 28.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue	89.3	68.3	(23.5)
Non-interest expenses	84.2	76.6	(9.0)

Income (loss) before income taxes	5.1	(8.3)	—

        Net revenue was 68.3 billion yen. Loss before income taxes was 8.3 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2015 were 44.0 trillion yen, an increase of 2,177.1 billion yen compared to March 31, 2015, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2015 were 41.2 trillion yen, an increase of 2,127.1 billion yen compared to March 31, 2015, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2015 was 2.8 trillion yen, an increase of 50.0 billion yen compared to March 31, 2015.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2015) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2015) for the year ended March 31, 2015.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2015	September 30, 2015	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,315,408	2,160,335	844,927
Time deposits	328,151	197,246	(130,905)
Deposits with stock exchanges and other segregated cash	453,037	490,151	37,114

Total cash and cash deposits	2,096,596	2,847,732	751,136

Loans and receivables:
Loans receivable	1,461,075	1,596,773	135,698
Receivables from customers	187,026	215,571	28,545
Receivables from other than customers	1,303,576	1,490,635	187,059
Allowance for doubtful accounts	(3,253)	(3,383)	(130)

Total loans and receivables	2,948,424	3,299,596	351,172

Collateralized agreements:
Securities purchased under agreements to resell	8,481,474	9,503,325	1,021,851
Securities borrowed	8,238,046	7,634,034	(604,012)

Total collateralized agreements	16,719,520	17,137,359	417,839

Trading assets and private equity investments:
Trading assets*	17,260,121	17,871,879	611,758
Private equity investments	48,727	47,732	(995)

Total trading assets and private equity investments	17,308,848	17,919,611	610,763

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥383,992 million as of March 31, 2015 and ¥399,934 million as of September 30, 2015)	401,069	388,620	(12,449)
Non-trading debt securities*	948,180	889,258	(58,922)
Investments in equity securities*	159,755	157,104	(2,651)
Investments in and advances to affiliated companies*	378,278	402,982	24,704
Other	822,566	918,069	95,503

Total other assets	2,709,848	2,756,033	46,185

Total assets	41,783,236	43,960,331	2,177,095

*	Including securities pledged as collateral

Millions of yen
March 31, 2015	September 30, 2015	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,256	561,078	(101,178)
Payables and deposits:
Payables to customers	723,839	778,668	54,829
Payables to other than customers	1,454,361	1,547,563	93,202
Deposits received at banks	1,220,400	1,371,379	150,979

Total payables and deposits	3,398,600	3,697,610	299,010

Collateralized financing:
Securities sold under agreements to repurchase	12,217,144	14,763,066	2,545,922
Securities loaned	2,494,036	2,616,849	122,813
Other secured borrowings	668,623	642,694	(25,929)

Total collateralized financing	15,379,803	18,022,609	2,642,806

Trading liabilities	10,044,236	9,452,366	(591,870)
Other liabilities	1,217,099	1,138,020	(79,079)
Long-term borrowings	8,336,296	8,293,712	(42,584)

Total liabilities	39,038,290	41,165,395	2,127,105

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2015 and 3,822,562,601 shares as of September 30, 2015
Outstanding	-	3,598,865,213 shares as of March 31, 2015 and 3,597,179,205 shares as of September 30, 2015	594,493	594,493	—
Additional paid-in capital	683,407	690,149	6,742
Retained earnings	1,437,940	1,512,565	74,625
Accumulated other comprehensive income	143,739	120,674	(23,065)

Total NHI shareholders’ equity before treasury stock	2,859,579	2,917,881	58,302
Common stock held in treasury, at cost -
223,697,388 shares as of March 31, 2015 and
225,383,396 shares as of September 30, 2015	(151,805)	(156,221)	(4,416)

Total NHI shareholders’ equity	2,707,774	2,761,660	53,886

Noncontrolling interests	37,172	33,276	(3,896)

Total equity	2,744,946	2,794,936	49,990

Total liabilities and equity	41,783,236	43,960,331	2,177,095

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2014 (A)	September 30, 2015 (B)	(B-A)/(A)
Revenue:
Commissions	206,471	241,844	17.1
Fees from investment banking	40,442	69,364	71.5
Asset management and portfolio service fees	95,781	118,117	23.3
Net gain on trading	287,573	187,299	(34.9)
Gain on private equity investments	202	1,756	769.3
Interest and dividends	213,692	225,189	5.4
Gain (loss) on investments in equity securities	9,234	(1,696)	—
Other	59,579	84,482	41.8

Total revenue	912,974	926,355	1.5
Interest expense	168,303	165,719	(1.5)

Net revenue	744,671	760,636	2.1

Non-interest expenses:
Compensation and benefits	309,590	305,619	(1.3)
Commissions and floor brokerage	61,189	66,864	9.3
Information processing and communications	90,857	96,153	5.8
Occupancy and related depreciation	36,777	37,902	3.1
Business development expenses	16,998	16,784	(1.3)
Other	103,581	111,425	7.6

Total non-interest expenses	618,992	634,747	2.5

Income before income taxes	125,679	125,889	0.2
Income tax expense	51,291	7,991	(84.4)

Net income	74,388	117,898	58.5

Less: Net income attributable to noncontrolling interests	1,656	2,597	56.8

Net income attributable to NHI shareholders	72,732	115,301	58.5

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	19.87	32.06	61.3

Diluted-
Net income attributable to NHI shareholders per share	19.34	31.26	61.6

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2014 (A)	September 30, 2015 (B)	(B-A)/(A)
Net income	74,388	117,898	58.5
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	46,433	(2,621)	—
Deferred income taxes	(148)	(17,529)	—

Total	46,285	(20,150)	—

Defined benefit pension plans:
Pension liability adjustment	374	(543)	—
Deferred income taxes	(211)	342	—

Total	163	(201)	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	9,712	(4,417)	—
Deferred income taxes	(2,539)	1,166	—

Total	7,173	(3,251)	—

Total other comprehensive income (loss)	53,621	(23,602)	—

Comprehensive income	128,009	94,296	(26.3)
Less: Comprehensive income attributable to noncontrolling interests	5,380	2,060	(61.7)

Comprehensive income attributable to NHI shareholders	122,629	92,236	(24.8)

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net revenue

Business segment information:
Retail	224,803	246,347	9.6
Asset Management	45,029	49,771	10.5
Wholesale	379,456	398,095	4.9

Subtotal	649,288	694,213	6.9
Other	89,294	68,324	(23.5)

Net revenue	738,582	762,537	3.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,089	(1,901)	—

Net revenue	744,671	760,636	2.1

Non-interest expenses

Business segment information:
Retail	154,332	158,703	2.8
Asset Management	28,946	29,613	2.3
Wholesale	351,508	369,795	5.2

Subtotal	534,786	558,111	4.4
Other	84,206	76,636	(9.0)

Non-interest expenses	618,992	634,747	2.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	618,992	634,747	2.5

Income (loss) before income taxes

Business segment information:
Retail	70,471	87,644	24.4
Asset Management	16,083	20,158	25.3
Wholesale	27,948	28,300	1.3

Subtotal	114,502	136,102	18.9
Other *	5,088	(8,312)	—

Income (loss) before income taxes	119,590	127,790	6.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	6,089	(1,901)	—

Income (loss) before income taxes	125,679	125,889	0.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2014 (A)	September 30, 2015 (B)
Net gain (loss) related to economic hedging transactions	9,088	(1,501)	—
Realized gain (loss) on investments in equity securities held for operating purposes	3,145	205	(93.5)
Equity in earnings of affiliates	11,462	22,885	99.7
Corporate items	(11,482)	(43,925)	—
Other	(7,125)	14,024	—

Total	5,088	(8,312)	—

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer to the following table.

Millions of yen
For the six months ended
September 30, 2015
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,407
Issuance and exercise of common stock options	1,570
Changes in an affiliated company’s interests in its subsidiary	5,172

Balance at end of period	690,149

Retained earnings
Balance at beginning of year	1,437,940
Net income attributable to NHI shareholders	115,301
Cash dividends	(35,972)
Gain (loss) on sales of treasury stock	(4,704)

Balance at end of period	1,512,565

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	133,371
Net change during the period	(20,646)

Balance at end of period	112,725

Defined benefit pension plans
Balance at beginning of year	(15,404)
Pension liability adjustment	(201)

Balance at end of period	(15,605)

Non-trading securities
Balance at beginning of year	25,772
Net unrealized gain (loss) on non-trading securities	(2,218)

Balance at end of period	23,554

Balance at end of period	120,674

Common stock held in treasury
Balance at beginning of year	(151,805)
Repurchases of common stock	(19,992)
Sale of common stock	0
Common stock issued to employees	15,576

Balance at end of period	(156,221)

Total NHI shareholders’ equity

Balance at end of period	2,761,660

Noncontrolling interests
Balance at beginning of year	37,172
Net change during the period	(3,896)

Balance at end of period	33,276

Total equity

Balance at end of period	2,794,936

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015 (A)	September 30, 2015 (B)
Revenue:
Commissions	95,633	110,838	123,198	123,732	130,343	111,501	(14.5)	453,401
Fees from investment banking	19,822	20,620	28,820	25,821	24,497	44,867	83.2	95,083
Asset management and portfolio service fees	46,092	49,689	53,308	54,298	59,940	58,177	(2.9)	203,387
Net gain on trading	158,562	129,011	109,468	134,296	124,748	62,551	(49.9)	531,337
Gain (loss) on private equity investments	(287)	489	(172)	5,472	1,154	602	(47.8)	5,502
Interest and dividends	104,917	108,775	115,572	107,502	113,649	111,540	(1.9)	436,766
Gain (loss) on investments in equity securities	6,350	2,884	11,797	8,379	9,186	(10,882)	—	29,410
Other	31,065	28,514	65,618	50,505	44,931	39,551	(12.0)	175,702

Total revenue	462,154	450,820	507,609	510,005	508,448	417,907	(17.8)	1,930,588
Interest expense	91,316	76,987	82,613	75,496	84,416	81,303	(3.7)	326,412

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	(20.6)	1,604,176

Non-interest expenses:
Compensation and benefits	168,767	140,823	142,804	144,199	155,896	149,723	(4.0)	596,593
Commissions and floor brokerage	27,590	33,599	34,088	34,700	34,243	32,621	(4.7)	129,977
Information processing and communications	44,896	45,961	48,712	52,731	47,934	48,219	0.6	192,300
Occupancy and related depreciation	18,553	18,224	19,220	20,115	18,729	19,173	2.4	76,112
Business development expenses	7,927	9,071	9,027	9,205	8,330	8,454	1.5	35,230
Other	51,431	52,150	55,021	68,603	52,888	58,537	10.7	227,205

Total non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	(0.4)	1,257,417

Income before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	(81.3)	346,759
Income tax expense (benefit)	30,397	20,894	46,843	22,646	36,368	(28,377)	—	120,780

Net income	21,277	53,111	69,281	82,310	69,644	48,254	(30.7)	225,979

Less: Net income (loss) attributable to noncontrolling interests	1,417	239	(758)	296	902	1,695	87.9	1,194

Net income attributable to NHI shareholders	19,860	52,872	70,039	82,014	68,742	46,559	(32.3)	224,785

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	5.40	14.53	19.22	22.65	19.11	12.95	(32.2)	61.66

Diluted-
Net income attributable to NHI shareholders per share	5.26	14.15	18.72	22.08	18.65	12.63	(32.3)	60.03

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015 (A)	September 30, 2015 (B)

Net revenue

Business segment information:
Retail	106,865	117,938	128,788	122,914	130,689	115,658	(11.5)	476,505
Asset Management	23,338	21,691	23,439	23,886	26,917	22,854	(15.1)	92,354
Wholesale	188,886	190,570	178,943	231,468	205,184	192,911	(6.0)	789,867

Subtotal	319,089	330,199	331,170	378,268	362,790	331,423	(8.6)	1,358,726
Other	48,252	41,042	82,787	48,684	52,244	16,080	(69.2)	220,765

Net revenue	367,341	371,241	413,957	426,952	415,034	347,503	(16.3)	1,579,491

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	—	24,685

Net revenue	370,838	373,833	424,996	434,509	424,032	336,604	(20.6)	1,604,176

Non-interest expenses

Business segment information:
Retail	75,257	79,075	78,319	82,024	79,790	78,913	(1.1)	314,675
Asset Management	15,064	13,882	14,091	17,219	15,171	14,442	(4.8)	60,256
Wholesale	183,145	168,363	178,492	177,671	185,513	184,282	(0.7)	707,671

Subtotal	273,466	261,320	270,902	276,914	280,474	277,637	(1.0)	1,082,602
Other	45,698	38,508	37,970	52,639	37,546	39,090	4.1	174,815

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	(0.4)	1,257,417

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	319,164	299,828	308,872	329,553	318,020	316,727	(0.4)	1,257,417

Income (loss) before income taxes

Business segment information:
Retail	31,608	38,863	50,469	40,890	50,899	36,745	(27.8)	161,830
Asset Management	8,274	7,809	9,348	6,667	11,746	8,412	(28.4)	32,098
Wholesale	5,741	22,207	451	53,797	19,671	8,629	(56.1)	82,196

Subtotal	45,623	68,879	60,268	101,354	82,316	53,786	(34.7)	276,124
Other*	2,554	2,534	44,817	(3,955)	14,698	(23,010)	—	45,950

Income (loss) before income taxes	48,177	71,413	105,085	97,399	97,014	30,776	(68.3)	322,074

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,497	2,592	11,039	7,557	8,998	(10,899)	—	24,685

Income (loss) before income taxes	51,674	74,005	116,124	104,956	106,012	19,877	(81.3)	346,759

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2015
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015 (A)	September 30, 2015 (B)
Net gain (loss) related to economic hedging transactions	6,919	2,169	6,375	(343)	(2,553)	1,052	—	15,120
Realized gain (loss) on investments in equity securities held for operating purposes	2,853	292	758	822	188	17	(91.0)	4,725
Equity in earnings of affiliates	3,499	7,963	18,213	12,560	13,831	9,054	(34.5)	42,235
Corporate items	(3,093)	(8,389)	(3,160)	(5,477)	(3,940)	(39,985)	—	(20,119)
Other	(7,624)	499	22,631	(11,517)	7,172	6,852	(4.5)	3,989

Total	2,554	2,534	44,817	(3,955)	14,698	(23,010)	—	45,950

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2015	September 30, 2015
Assets
Current Assets	3,776,082	3,975,303
Fixed Assets	2,865,640	2,999,110

Total Assets	6,641,723	6,974,412

Liabilities
Current Liabilities	1,159,166	1,141,182
Long-term Liabilities	3,387,449	3,387,440

Total Liabilities	4,546,615	4,528,622

Net Assets
Shareholders’ equity	1,971,421	2,323,275
Valuation and translation adjustments	79,014	76,682
Stock acquisition rights	44,673	45,834

Total Net Assets	2,095,108	2,445,790

Total Liabilities and Net Assets	6,641,723	6,974,412

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the six months ended
	September 30, 2014	September 30, 2015
Operating revenue	340,946	471,369
Operating expenses	111,337	113,480

Operating income	229,609	357,890

Non-operating income	2,014	3,263
Non-operating expenses	1,255	3,497

Ordinary income	230,369	357,655

Special profits	43,608	501
Special losses	1,152	377

Income before income taxes	272,825	357,780

Income taxes - current	(24,072)	4,876
Income taxes - deferred	42,510	(54,871)

Net income	254,387	407,775

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2016_2q.pdf